EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT AND JURISDICTION
OF INCORPORATION OR ORGANIZATION

CHD, Inc. (Non–Operating)	Delaware
Caire Inc.	Delaware
Chart Asia, Inc.	Delaware
Chart Australia Pty. Ltd.	Australia
Chart Cryogenic Equipment (Changzhou) Co. Ltd.	China
Chart Cryogenic Equipment (Zhangjiagang) Co. Ltd.	China
Chart Europe GmbH	Germany
Chart Heat Exchangers Limited	U.K.
Chart Heat Exchangers Limited Partnership	Delaware
Chart Inc.	Delaware
Chart Industries Foreign Sales Corporation	U.S. Virgin Islands
Chart International, Inc.	Delaware
Chart International Holdings, Inc.	Delaware
Chart Leasing, Inc.	Ohio
Chart Management Company, Inc.	Ohio*
Chart UK Investments Limited Partnership	U.K.
Coastal Fabrication, LLC	Delaware
CoolTel, Inc.	Delaware
Ferox a.s.	Czech Republic
Greenville Tube, LLC	Delaware
NexGen Fueling, Inc.	Delaware

*	General partner for Chart Heat Exchangers Limited Partnership, a Delaware limited partnership, and Chart UK Investments Limited Partnership, a U.K. limited partnership.